Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

November 9, 2011	TSX: TMM, NYSE.A: TGD

NEWS RELEASE

Timmins Gold reports Financial Results for its Second Quarter ended September 30, 2011

Revenue for Q2 2012 increases 44% over Q2 2011

Vancouver, BC - Timmins Gold Corp. (TSX:TMM, NYSE.A:TGD) is pleased to report its second quarter (“Q2”) ended September 30, 2011 financial results. All results are presented in United States dollars (“US Dollars” or “USD”) unless otherwise stated. The Company is changing its year end from March 31 to December 31, and will report Q3 results as year ended and nine months ended results to December 31, 2011.

Q2 2011 HIGHLIGHTS

-	Metal revenues in Q2 2012 were $28.2 million, compared to $19.6 million in Q2 2011. This represents a 44% increase over the prior year.

-	Profit from operations was $10.3 million in Q2 2012, compared to $7.9 million in Q2 2011. This represents a 31% increase over the prior year.

-	Cash flows from operations increased to $7.3 million in Q2 2012, compared to cash flows from operations of $4.6 million in Q2 2011. This represents a 59% increase over the prior year.

-	The Company produced 17,287 ounces of gold and sold 16,917 ounces of gold during Q2 2012, compared to gold produced and sold during Q2 2011 of 15,682 ounces. This represents a 10% increase in gold production over last year.

-	The Company’s cash cost per ounce in Q2 2012 was $600 ($574 for the six months ended September 30, 2011), compared to a cash cost per ounce in Q2 2011 of $515 ($589 for the six months ended September 30, 2010).

-	In September 2011, the Company announced an updated NI 43-101 reserve and resource estimate for the San Francisco Gold Project. The new estimate contains 1,330,000 proven and probable reserve ounces, 1,441,000 total measured and indicated resource ounces and 1,005,000 inferred resource ounces. This represents 71%, 46% and 383% increases, respectively, over the previous estimate.

-	Completion of crushing facility expansion from 14,000 tonnes per day (“t/d”) to 18,000 t/d.

-	In July 2011, the Company closed the issuance of 25,205,090 special warrants. In August 2011, these 25,205,090 special warrants were exercised. This was a non-dilutive event as no common shares of the Company were issued; the special warrants facilitated the sale of the Company’s common shares held by a third party. The Company did not receive any proceeds from this transaction and did not issue any shares.

SUMMARIZED INTERIM FINANCIAL STATEMENTS AND OPERATING RESULTS

		Quarter ended		Quarter ended
		September 30, 2011		September 30, 2010
Gold ounces sold		16,917		15,682

Metal revenues		$28,248,994		$19,562,230
Production costs, excluding depletion and depreciation		$10,155,428		$8,074,467
Profit from operations		$10,333,849		$7,897,971
Net income (loss)		$3,596,399		$(803,714)
Net income (loss) per share		$0.03		$(0.01)
Net income (loss) per share, diluted		$0.03		$(0.01)
Cash flow from operations		$7,262,371		$4,563,735
Total cash		$6,988,376		$3,848,555
Total assets		$150,276,191		$98,552,179
Cash dividends declared	$	Nil	$	Nil
Total cash costs per gold ounce		$600		$515
Average realized gold price per ounce		$1,702		$1,227

“The Company is focused on continued operational improvements on a quarter over quarter basis. We have implemented several modifications to the mine as a result of the expansion to 18,000 tonnes per day of ore such as increasing the irrigation capacity and solution flow to the heap leach pads as a result of the expansion” stated Mr. Bruce Bragagnolo, CEO of Timmins Gold Corp. “We expect to see the benefits of the modifications in this quarter, continuing in the first quarter of 2012 and beyond. The Company continues to focus on organic resource and reserve growth at San Francisco and La Chicharra, and has been drilling at a rate in excess of 20,000 metres per month. The Company continues to realize current gold prices while generating strong operating cash flow on a quarter over quarter basis to internally fund all corporate initiatives.”

About Timmins Gold

Focused solely in Mexico, Timmins Gold Corp is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is an open pit heap leach operation. Timmins Gold has forecast production at a rate in excess of 100,000 ounces of gold per year. (Micon International NI 43-101F1 Technical Report dated November, 2010).

Contacts:

Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Mineral Reserve Estimates

Timmins is subject to the reporting requirements of the applicable Canadian securities laws, and as a result we report our mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Guide 7”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, we report “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the SEC and generally, U.S. companies are not permitted to report resources in documents filed with the SEC. As such, certain information contained in this press release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. In addition, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and you cannot assume that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. You are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.